UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___)
JCM PARTNERS, LLC
(Name of Subject Company)
JCM PARTNERS, LLC
(Name of Person(s) Filing Statement)
Class 1 (Non-Put) and Class 2 Units
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Gayle M. Ing
JCM Partners, LLC
2151 Salvio Street, Suite 325
Concord, California 94520
(925) 676-1966
For mail:
P.O. Box 3000
Concord, California 94522-3000

Copy to:	Copy to:
Julie Green, Esq.	Richard Baltz, Esq.
Salem & Green,	Arnold & Porter LLP
A Professional Corporation	555 Twelfth St. NW
1610 Arden Way, Suite 295	Washington, D.C. 20004-1202
Sacramento, California 95815	(202) 942-5000
(916) 563-1818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC (collectively, the “Purchasers”), to purchase up to 2,750,469 Class 1 (non-Put) and Class 2 Units of JCM Partners, LLC, at a price of $1.40 per Unit in cash, less the amount of any distributions declared or made with respect to the Units during the tender offer. The offer to purchase the Class 1 (non-Put) and Class 2 Units is being made pursuant to an Offer to Purchase (the “Offer to Purchase”) and a related Letter of Transmittal, copies of which were filed by the Purchasers with the Securities and Exchange Commission (the “SEC”) on March 30, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
(a)	The name of the subject company is JCM Partners, LLC, a Delaware limited liability company. The address of the principal executive offices of the Company is 2151 Salvio Street, Suite 325, Concord, California 94520 (mailing address of P.O. Box 3000, Concord, California 94522-3000) and its business telephone number is (925) 676-1966.

(b)	The title of the class of equity securities to which this Schedule 14D-9 relates are the Class 1 (non-Put) Units and Class 2 Units of the Company. The Company believes that the Class 1, 2 and 3 Units may be deemed one legal class of Units. As of April 1, 2007, the Company had the following Class 1, 2 and 3 Units outstanding:

	Owned by	Owned by	Total
Class of Units	Members	Subsidiary	Outstanding
Class 1*	12,801,130	6,251,698	19,052,828
Class 2	14,875,401	7,270,143	22,145,544
Class 3	32,663,679	15,978,261	48,641,940

Total Units	60,340,210	29,500,102	89,840,312

*	Includes 9,533,020 Class 1 Units subject to redemption by June 30, 2007 under the Class 1 Put Rights.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	This Schedule 14D-9 is being filed by the Company, the subject company. The Company’s business address and telephone number are set forth in Item 1 above.

(d)	This Schedule 14D-9 relates to a tender offer by the Purchasers to purchase Class 1 (non-Put) and Class 2 Units of the Company in cash, at a price of $1.40 per Unit, less the amount of any distributions declared or made during the tender offer. The offer to purchase the Class 1 (non-Put) and Class 2 Units of the Company is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on March 30, 2007. As set forth in the Offer to Purchase, the principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(d)	The Company does not believe that there are any material agreements, arrangements or understandings or any actual or potential conflicts of interest between it and its executive officers, members of its Board of Managers, affiliates or the Purchasers and its executive officers, directors and affiliates, other than as described in this Item 3. Ms. Ing serves as our Chief Executive Officer, President, Secretary and Tax Matters Partner pursuant to an agreement with Computer Management Corporation (“CMC”). CMC is owned by Michael W. Vanni, our Chairman of the Board, and Ms. Ing, Mr. Vanni’s wife, has a community property interest in CMC. Pursuant to the agreement with CMC, which is scheduled to terminate on June 30, 2007, we pay CMC a fee of $31,250 a month for Ms. Ing’s services. In addition, we are required to maintain at least $10,000,000 of managers’ and officers’ insurance coverage and $10,000,000 of liability insurance, naming CMC and Ms. Ing as additional insured parties. The agreement is subject to termination upon 90 days’ written notice by either party, and will automatically terminate upon the death or permanent disability of Ms. Ing. On July 26, 2006, we entered into a new Management Services Agreement with CMC, effective July 1, 2007, which is scheduled to terminate on July 31, 2010, on substantially the same terms as our current agreement with CMC, except that we will pay CMC a fee of $35,000 per month for Ms. Ing’s services.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a)-(b)	The information set forth in the Letter to the Members of the Company, dated April 13, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

(c)	After reasonable inquiry, the Company believes that none of its executive officers, Managers or affiliates intends to tender any Units held by them that are subject to the tender offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(b)	There have been no transactions by the Company, any executive officer, Manager, affiliate or majority-owned subsidiary of the Company in the Class 1, Class 2 or Class 3 Units during the 60 days prior to the filing of this Schedule 14D-9, other than the following:
Repurchases of Class 1, 2 and 3 Units:

	Number of	Average
Date of	Class 1, 2 or 3	Price Per
Transaction	Units	Unit	Where and How Effected
March 1, 2007	42,840	$1.86	Pursuant to the Company’s repurchase program
April 1, 2007	27,681	$1.87	Pursuant to the Company’s repurchase program
Issuances of Class 3 Units to Employees Under the Company’s 2006 Long-Term Incentive Unit Award Plan (the “LTI Plan”):
On April 1, 2007, the Compensation Committee of the Board of Managers of the Company, as administrator of the Company’s LTI Plan awarded 97,200 Class 3 Units to eligible employees under the terms of the LTI Plan. Under the LTI Plan, the employee-recipients were issued 19,440 of those Class 3 Units. Under the LTI Plan, the employee-recipients will receive the balance of the awards in four annual installments, subject to meeting the terms for future issuance under their applicable award agreement under the LTI Plan.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(d)	Not applicable
ITEM 8. ADDITIONAL INFORMATION.
(b)	The information set forth in the Letter to the Members, dated April 13, 2007, a copy of which is filed as Exhibit (a)(1) hereto, is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1)	Letter to the Members of the Company, dated April 13, 2007.

(e)(1)	Executive Management Services Agreement dated as of May 1, 2004, between JCM Partners, LLC and Computer Management Corporation

(incorporated by reference to Exhibit number 10.8 to our Form 10-Q filed on May 17, 2004 with the SEC).

(e)(2)	Executive Management Services Agreement dated as of July 1, 2007, between JCM Partners, LLC and Computer Management Corporation (incorporated by reference to Exhibit number 10.9 to our Current Report on Form 8-K, filed on August 1, 2006 with the SEC).

(g)	Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007	JCM PARTNERS, LLC
	By:	/s/ Gayle M. Ing
Gayle M. Ing
Chief Executive Officer and President

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